Mail Stop 6010


August 9, 2005




E. J. Elliott, Chairman and Chief Executive Officer
Gencor Industries Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

Via U S Mail and FAX [(407) 299-8241]


Re:	Gencor Industries Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	Form 10-Q for the fiscal quarters ended December 31, 2004 and March 31, 2005
	File No. 1-11703


Dear Mr. Elliott:

      We have reviewed the information filed on June 22, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Mr. E. J. Elliott
Gencor Industries Inc.
August 9, 2005
Page 2



Form 10-K for fy 9/30/04

Management`s Discussion and Analysis, page 9

Results of Operations

1. We refer to the response to comment 1. You disclose that domestic sales increased by approximately $9 million or in excess of 21%. Expand to disclose the factors responsible for the material increase in domestic sales. We see your response; however, the existing disclosure is silent with respect to this increase.

2. We refer to the response to comment 2. In a written response, fully describe the nature, timing and extent of the consolidation of the UK operations. Provide an explanation of the nature and extent of those operations before and after the consolidation. Identify and quantify any accounting charges recognized in connection with that action. Show us in detail how you applied the requirements of SFAS 144 in accounting for the consolidation action and show us that the application is appropriate in your specific fact pattern. Show us that your financial statements include all of the relevant disclosures required by the literature you applied. We may have further comment about disclosure upon review of the written response.


Liquidity and Capital Resources, page 10

3. We see your response to comment 3; however, we see that your operating cash flows vary inconsistently with net earnings and that you cumulatively reported operating cash flows of less than $500 during the past three years while you reported profits totaling nearly $12 million. Please expand to provide an analysis of cash flows fully reflective of the guidance from FR-72. We see your assertion that the detail about your cash flows is "laid out in detail on the cash flow statement." However, while that statement identifies "what" happened, the statement itself does not provide analysis of cash flows, nor does it provide explanation of the operational factors leading to changes in the components of or movement in cash flows from period to period.

4. We refer to the response to comment 4. Please revise as necessary to appropriately present the contractual obligations table.



Mr. E. J. Elliott
Gencor Industries Inc.
August 9, 2005
Page 3


5. We refer to the responses to comments 6 and 9. The carrying amount of U.K. assets held for sale exceeds 10% of your assets as of
September 30, 2004. Those assets appear to have been held for sale for more than one year. Expand MD&A to make detailed disclosure about the nature and composition of these assets. Also make detailed disclosure about the plan for and status of the disposition and disclose how you determined the fair value of the assets. The disclosure should also clarify why you believe the carrying amount is recoverable.

6. We refer to the responses to comments 10, 11 and 27. From your disclosures we see that assets attributed to the discontinued operations exceed $8 million (approximately 19% of total assets at December 31, 2004) and liabilities of those operations exceed $8.5 million (approximately 31% of total liabilities at December 31,
2004). We also see that stock holders` equity includes a $4.4 million
debit for currency translation and that the operations have been held
for disposal for several years. Expand to make clear and detail disclosure about the expected manner and timing of the disposition of the Brazilian business, including specific disclosure about
reasons
for the extended period. Disclose why you have not been able to resolve claims associated with this operation and disclose detail about the nature and extent of those claims. Also make disclosure about nature and extent of the difficulties in "repatriating funds from Brazil." APB 30 appears to have been in effect at the time you initiated the disposition.  Under paragraph 14 to that statement, the
original plan for disposition should have included the expected method of disposal and period of completion. Please expand to make detailed disclosure about that plan, including specific disclosure
about how and why those plans changed overtime.    Also make clear
disclosure about why the amounts of assets and liabilities have not
changed from the amounts as of September 30, 2003.   While we see
your assertion about the net carrying amount of the assets and liabilities, absent a legal right of offset, an evaluation of materiality based on the net amount does not appear appropriate in GAAP.

7. As a related matter, expand MD&A to provide a description of the components of the assets and liabilities of the discontinued segment.
That is, describe the components of the assets and liabilities as presented in the table on page 23. Also state how you determined the fair value of the assets as of December 31, 2004 and clarify why you believe the valuations are appropriate. Also make disclosure about the expected manner and timing of liquidation of the liabilities. To the extent liabilities are estimated or contingent, make disclosure about the nature and extent of uncertainties.



Mr. E. J. Elliott
Gencor Industries Inc.
August 9, 2005
Page 4


Financial Statements

Report of Independent Registered Public Accounting Firm - Page 14

8. We refer to the response to comment 7. The audit report refers to the work of other auditors. Accordingly, you should provide an audit report for that component of your business as required by and in conformity with the requirements of Regulation S-X.
Alternatively,
your auditors may take responsibility for the entire audit in a revised report.


Consolidated Balance Sheet, page 15

9. We refer to your response to comment 8. Expand the notes to financial statements to clarify the amounts of the translation adjustment associated with the Brazilian operations and UK properties held for disposal. Make clarifying disclosure about the accounting for those amounts in line with the response.


Note 1, Nature of Operations and Significant Accounting Policies -
Page 20

--Investment in Unconsolidated Investees - Page 21

10. We refer to comment 16. As set forth in Rule 4-08(g) to Regulation S-X, certain summarized disclosures are required for equity method investees when the quantitative thresholds determined according to guidance from S-X Rule 1-02(w) are met. That rule does not require that you control an investee and only makes reference to
Rule 1-02(w) for purposes of defining the computations. That is, the
S-X Rule 3-09 disclosures apply to entities meeting the definition of an equity method investee. You have investment in a general partner and limited liability companies. As provided in guidance set forth in EITF 03-16, D-46 and SOP 78-9 those investments appear to be equity method investees. While we realize that you account for income from these investees on a cash basis; the entities appear to be, by definition, equity method investees. Accordingly, either provide the disclosures required by Rule 4-08(g) or further explain in a written response why those disclosures are not required under our rules. We may have further comment upon review of that response.




Mr. E. J. Elliott
Gencor Industries Inc.
August 9, 2005
Page 5


11. We refer to comment 17. As a related matter, the financial statement requirements of S-X Rule 3-09 apply to equity method investees meeting the quantitative thresholds set forth in that rule.
That rule does not require that you control the investee and only makes reference to Rule 1-02(w) for purposes of defining the significance computations. As noted above, your investees appear to be equity method entities as defined in GAAP. Accordingly, compliance with S-X Rule 3-09 requires financial statements when the quantitative criteria are met. Under the definitions from Rule 3-09, it appears that financial statement are required, including audited financial statements for 2002 and 2003. Either provide those financial statements or further explain in a written response why they are not required under our rules. We may have further comment upon review of that response.

12. You state that you have a 45% interest in CLLC, a 25% interest in the general partner and a 1/3 voting interest in GP Management Committee. In light of these ownership interests explain to us in writing why you believe you do not have significant influence over these entities as that notion is applied in U.S. GAAP. Be detailed and specific in supporting your position. The response should fully describe your consideration of the literature. Refer to APB 18, EITF
03-16, D-46 and SOP 78-9 for guidance. We may have further comment upon review of that response.

13. Tell us whether you are entitled to tax credit pass through income on a perpetual basis. That is, confirm to us that there is no term or time limit on your rights to that income. Otherwise, please make appropriate disclosure.

14. We refer to comment 13. We see your response; however, the structure, purpose and operations of the investment entities continues to be unclear. Please disclose an organization chart showing structure and interrelationship between the various entities.
Also make clear disclosure about the purpose and operations of each entity. Clarify the nature of the "administrative member" of the GP and define that party`s rights and responsibilities for administration of the partnerships. Also describe the nature, purpose and authority of the GP Management Committee in which you have a 1/3 voting interest.

15. Your response to comment 13 indicates that there are many uncertainties over which you have no control with respect to tax credit pass-through earnings from the partnerships. Please expand your filing to make comprehensive disclosure about these "many uncertainties." While we see disclosure about the IRS matter in 2004 and brief reference to uncertainties on page 2; we do not see detailed and comprehensive disclosure about uncertainties.

Mr. E. J. Elliott
Gencor Industries Inc.
August 9, 2005
Page 6


16. We see that there are various agreements and amendments
describing the formation and operations of the investees.   Please
file those agreements as exhibits to the Form 10-K. If you believe that action is not required please explain in writing. We may have further comment upon review of that response.

Reporting Segments, page 22

17. We refer to comment 24. Expand to provide a clear numerical reconciliation between the carrying amount of fixed assets presented on your balance sheet and the amounts presented in this table. Alternatively, revise the balance sheet to separately disclose assets and liabilities of the discontinued business in Brazil.

Note 2, Discontinued Operations, page 22

18. We refer to the response to comment 10 and 34. Please clearly disclose the amount of the impairment reserve associated with the discontinued operations. Also make detailed and specific disclosure about how you estimated that reserve, how you update that estimate overtime and why you believe the recorded amount is appropriate at December 31, 2004.

19. We refer to the response to comment 33. Show us, in detail, how you estimated the impairment reserve as of December 31, 2004. Tell us how you determined the fair values of the assets held for disposal and show us the amounts of the reserve allocated thereto. Please be specific to each category of asset. To the extent the reserve has been provided for contingent liabilities or other matters, the written response should identify the amount and explain the purpose.

20. As a related matter your response to comment 33 indicates that the impairment reserve was provided under SFAS 5. At the time you initially reported the discontinued business it appears that APB 30 was the guiding literature for reporting and accounting of discontinued operations; and, that SFAS 121 was the relevant guidance for asset impairments. Asset impairment charges provided under SFAS
121 are not liabilities and reserves should be normally applied against the relevant assets. Either revise or further explain, in writing, why your presentation complies with GAAP. We may have further comment upon review of that response.

21. We refer to the response to comment 32. Please make disclosure about the deposits in Brazil. Also make disclosure about the apparent contingency with respect to release and repatriation of those deposits.

Mr. E. J. Elliott
Gencor Industries Inc.
August 9, 2005
Page 7


Form 10-Q as of March 31, 2005

Balance Sheet, page 3

22. We see the significance of the investments recorded as of
March
31, 2005. In a written response, describe the nature of these investments and identify the accounting method applied for SFAS 115 purposes. You reported the cash outflow as an operating activity; accordingly, we presume you identified the investments as "trading" as defined in SFAS 115. Revise to make disclosure about the nature of these investments and the accounting policy being applied.


Other

23. Please re-file the representations at the end of your letter dated June 21, 2005 without the qualifying language in the last sentence. That is, please delete the words after the word
"foregoing."



	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please file your response letter on EDGAR under the label
"CORRESP".

      You may contact Jeanne Bennett at (202) 551-3606 or me at
(202)
551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676.


      Sincerely,


      Gary R. Todd
								Reviewing Accountant
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